Filed by Gramercy Property Trust Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Chambers Street Properties

S-4 No.: 333-206871

Date: November 5, 2015

Gramercy Property Trust and Chambers Street Properties Announce Expected Dividend Policies and 2016 Outlook for Combined Company

New York, NY and Princeton, NJ— Gramercy Property Trust Inc. (NYSE: GPT) (“Gramercy”) and Chambers Street Properties (NYSE: CSG) (“Chambers Street”) announced today that both companies expect to declare and pay a pro-rata fourth quarter and monthly common dividend, respectively, immediately prior to consummation of their proposed merger.

Gramercy’s dividend will be paid at the pro-rata rate from October 1, 2015, through the date prior to the merger closing date.  Chambers Street’s dividend will be paid at the pro-rata rate from December 1, 2015 through the date prior to the merger closing date. The merger is expected to close on December 17, 2015 pending approval by Gramercy’s stockholders and Chambers Street’s shareholders at their respective meetings on December 15, 2015.

The combined company is expected to subsequently declare and pay a stub dividend to its shareholders for the period from the merger closing through December 31, 2015 at Chambers Street’s current monthly distribution rate.

Gramercy and Chambers Street also announced that they expect the combined company will pay dividends quarterly commencing in the first quarter of 2016. It is further expected that the combined company will establish a dividend payout ratio consistent with the AFFO payout ratios of its peer group, within the 70% to 80% range.

The boards of Gramercy, Chambers Street and the combined company, as applicable, continue to assess and will determine dividend payouts in their respective sole discretions and based on such factors as such boards deem relevant.

Gramercy recently announced on its third quarter 2015 earnings call its anticipated 2016 outlook for the combined company:

•                  Expected Core FFO of $2.10 - $2.40 per common share

•                  Expected AFFO of $2.10 - $2.40 per common share

•                  Expected Net Debt/EBITDA = <6.0x; and

•                  Earnings guidance assumed approximately 133 million shares of the combined company outstanding post-merger (which amount was calculated to disregard the effect of the exchange ratio on the combined company’s outstanding common shares).

This outlook assumes dispositions of combined company properties of $1.0 billion and acquisitions of new properties by the combined company aggregating $1.0 billion prior to December 31, 2016.  The outlook also assumes $19.0 million, or $0.14 per share, in combined company reserves for property related capital expenditures and spends $19.8 million, or $0.15 per share, for recurring capital expenditures during calendar 2016, and assumes that the combined company will not raise any equity during 2016.  For the calculation of the dividend payout ratio, AFFO is adjusted to deduct capital expenditures prior to calculating the payout ratio.

About Gramercy Property Trust

Gramercy Property Trust Inc. is a fully-integrated, self-managed commercial real estate investment company focused on acquiring and managing income-producing industrial and office properties net leased to high quality tenants in major markets throughout the United States. The Company also operates a commercial real estate asset and property management business for third parties. To review the Company’s latest news releases and other corporate documents, please visit the Company’s website at www.gptreit.com or contact Investor Relations at 212-297-1000.

About Chambers Street Properties

Chambers Street is a real estate investment trust focused on acquiring, owning and operating net leased industrial and office properties, leased to creditworthy tenants. As of June 30, 2015, Chambers Street owned or had a majority interest in 125 properties located across 19 U.S. states, France, Germany, and the United Kingdom encompassing approximately 37.2 million rentable square feet. For additional information, please visit: www.chambersstreet.com.

IMPORTANT INFORMATION FOR INVESTORS AND SHAREHOLDERS

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.  Chambers Street has filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that includes a definitive joint proxy statement of Chambers Street and Gramercy that also constitutes a definitive prospectus of Chambers Street.  Gramercy and Chambers Street have mailed the definitive proxy statement/prospectus to stockholders of Gramercy and shareholders of Chambers Street.  This material is not a substitute for the joint proxy statement/prospectus or registration statement or for any other document that Gramercy or Chambers Street may file with the SEC and send to Gramercy’s stockholders and/or Chambers Street’s shareholders in connection with the proposed transactions.  INVESTORS AND SECURITY HOLDERS OF

GRAMERCY AND CHAMBERS STREET ARE URGED TO READ THE DEFINITIVE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION.  Investors and security holders are able to obtain free copies of the definitive proxy statement/prospectus and other documents filed with the SEC by Gramercy or Chambers Street through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Gramercy are also available free of charge on Gramercy’s website at www.gptreit.com, or by contacting Gramercy’s Investor Relations Department at (212) 297-1000. Copies of the documents filed with the SEC by Chambers Street are also available free of charge on Chambers Street’s website at www.chambersstreet.com or by contacting Chambers Street’s Investor Relations Department at (609) 806-2682.

Gramercy, Chambers Street, their respective directors/trustees and certain of their respective executive officers may be considered participants in the solicitation of proxies with respect to the proposed transactions under the rules of the SEC.  Information about the directors and executive officers of Gramercy is set forth in its Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on March 9, 2015, its proxy statement for its 2015 annual meeting of stockholders, which was filed with the SEC on May 11, 2015, and other filings filed with the SEC. Information about the trustees and executive officers of Chambers Street is set forth in its Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on March 2, 2015, the amendments thereto on Form 10-K/A, which were filed with the SEC on March 30, 2015 and April 30, 2015, and other filings filed with the SEC. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, is also included in the preliminary proxy statement and other relevant materials filed with the SEC.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Certain statements in this communication regarding the proposed transaction between Chambers Street and Gramercy, including any statements regarding the expected timetable for completing the transaction, benefits and synergies of the transaction, future opportunities for the respective companies and products, any future dividends or financial results, and any other statements regarding Chambers Street and Gramercy’s future expectations, beliefs, plans, objectives, financial conditions, assumptions or future events or performance that are not historical facts are “forward-looking” statements made within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements are often, but not always, made through the use of words or phrases such as “believe,” “expect,” “anticipate,” “should,” “planned,” “will,” “may,” “intend,” “estimated,” “aim,” “on track,” “target,” “opportunity,” “tentative,” “positioning,” “designed,” “create,” “predict,” “project,” “seek,” “would,” “could”, “potential,” “continue,” “ongoing,” “upside,” “increases,” and “potential,” and similar expressions. All such forward-looking statements involve estimates and assumptions that are subject to risks, uncertainties and other factors that could cause actual results to differ materially from the results expressed in the statements. Although we believe the expectations reflected in any forward-looking statements are based on reasonable assumptions, we can give no assurance that our expectations will be attained and therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements. Some of the factors that may affect outcomes and results include, but are not limited to: (i) risks associated with the parties’ ability to obtain the required shareholder approval required to consummate the merger and the timing of the closing of the merger, including the risks that a condition to closing would not be satisfied or that the closing of the merger will not occur, (ii) the outcome of any legal proceedings that may be instituted against the parties’ and others related to the merger agreement, (iii) changes in financial markets, interest rates and foreign currency exchange rates, (iv) increased or unanticipated competition for our properties, (v) risks associated with acquisitions, (vi) maintenance of real estate investment trust (“REIT”) status, (vii) availability of financing and capital, (viii) changes in demand for developed properties, (ix) risks associated with achieving expected revenue synergies or cost savings, (x) national, international, regional and local economic climates, and (xi) those additional risks and factors discussed in reports filed with the SEC by Chambers Street and Gramercy from time to time, including those discussed under the heading “Risk Factors” in their respective most recently filed reports on Form 10-K and 10-Q.

Non-GAAP Financial Measures

CSG and GPT have used non-GAAP financial measures as defined by SEC Regulation G in this presentation.

Core FFO and adjusted funds from operations (“AFFO”): Core FFO and AFFO are non-GAAP financial measures that are presented excluding property acquisition costs, discontinued operations, other-than-temporary impairments on retained bonds, and other one-time charges.  AFFO of CSG and GPT also excludes non-cash stock-based compensation expense, amortization of above and below market leases, amortization of deferred financing costs, amortization of lease inducement costs, non-real estate depreciation and amortization, amortization of free rent received at property acquisition, and straight-line rent.  CSG and GPT believes that Core FFO and AFFO are useful supplemental measures regarding CSG and GPT’s operating performances as they provide a more meaningful and consistent comparison of CSG and GPT’s operating performance and allows investors to more easily compare CSG and GPT’s operating results.

The Core FFO, AFFO, Run-Rate FFO, NOI and Cap Rate assumptions included in this presentation reflects CSG and GPT’s assumptions and expectations and are not guarantees of its future performance.  CSG and GPT’s actual results may vary materially from the assumptions presented in this presentation.  The results that an investor in CSG and GPT will actually receive will depend, to a significant degree, on the actual performance of CSG and GPT’s assets, which may be impacted by material economic and market risk factors.

Contacts:

For Chambers Street Properties:

Investors:
Heather Gentry
(609) 683-4900
Heather.Gentry@CSPREIT.com
or

Media:
Edelman
Lex Suvanto/Trevor Gibbons
(212) 729-2463
or

For Gramercy Property Trust:

Investors
Jon W. Clark, Chief Financial Officer
(212) 297-1000
or

Media:
Sard Verbinnen & Co
Hugh Burns/Brandy Bergman/Nathaniel Garnick
(212) 687-808